As filed with the Securities and Exchange Commission on December 1, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

___________________________
Steadfast Apartment REIT, Inc.
(Name of Subject Company)

___________________________
Steadfast Apartment REIT, Inc.
(Name of Person(s) Filing Statement)

___________________________
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
85780P101
(CUSIP Number of Class of Securities)

Rodney F. Emery
Chief Executive Officer
Steadfast Apartment REIT, Inc.
18100 Von Karman Avenue
Suite 500
Irvine, California 92612
(949) 852-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With Copies to:
Heath D. Linsky
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000
(404) 365-9532 (Facsimile)

___________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by Everest REIT Investors I, LLC and Everest REIT Investors II, LLC (together, “Everest REIT Investors”), to purchase up to 2,500,000 shares of the outstanding common stock, par value $0.01 per share, of Steadfast Apartment REIT, Inc., a Maryland corporation (which we refer to herein as the “Company,” “we,” “our” or “us”), at a price of $10.00 per share (the “Offer Price”) in cash. As discussed below, the Board of Directors recommends that the stockholders reject the tender offer by Everest REIT Investors to purchase their shares of common stock.
Item 1. Subject Company Information.
(a) Name and Address. The name of the subject company is Steadfast Apartment REIT, Inc., a Maryland corporation. The address and telephone number of the principal executive offices of the Company are 18100 Von Karman Avenue, Suite 500, Irvine, California 92612, (949) 852-0700.
(b) Securities. The class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of November 23, 2016, there were 24,157,737 Shares outstanding.
Item 2. Identity and Background of Filing Person.
(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.
(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by Everest REIT Investors to purchase up to 2,500,000 Shares at a purchase price equal to $10.00 per share, subject to the conditions set forth in the Offer to Purchase dated November 21, 2016 (the “Offer to Purchase”) and the related Transfer Agreement (together with the Offer to Purchase, the “Everest REIT Investors Offer”), as set forth in Everest REIT Investors’ Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2016 (the “Schedule TO”).
According to the Schedule TO, the address and principal executive offices of Everest REIT Investors are 199 South Los Robles Ave., Suite 200, Pasadena, CA 91101, and its telephone number is (626) 585-5920.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Everest REIT Investors and their respective executive officers, directors or affiliates.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Part III - Item 10. Directors, Executive Officers and Corporate Governance,” “Part III - Item 11. Executive Compensation,” “Part III - Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Part III - Item 13. Certain Relationships and Related Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K (the “Annual Report”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2016, as well as Note 7, Related Party Arrangements, to the Consolidated Financial Statements contained in the section entitled “Part IV - Item 15. Exhibits, Financial Statement Schedules” in the Annual Report and Note 7, Related Party Arrangements, to the Consolidated Financial Statements contained in the section entitled “Part I - Item 1. Financial Statements” in the Quarterly Reports on Form 10-Q for the periods ended March 31, 2016, June 30, 2016 and September 30, 2016, filed with the SEC on May 13, 2016, August 12, 2016, and November 10, 2016, respectively (collectively, the “Quarterly Reports”), which information is incorporated herein by reference. The Annual Report and Quarterly Reports were previously made available to all of the Company’s stockholders and are available for free on the SEC’s web site at www.sec.gov.
Item 4. The Solicitation or Recommendation.
(a) Recommendation. The information set forth in the letter to stockholders, dated December 1, 2016 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.
(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.
(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the Everest REIT Investors Offer.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Everest REIT Investors Offer.
Item 6. Interest in Securities of the Subject Company.
Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.
(a)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest REIT Investors Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.

(b)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest REIT Investors Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
(c)  Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Everest REIT Investors Offer that relate to one or more of the matters referred to in this Item 7.
Item 8. Additional Information.
Cautionary Note Regarding Forward-Looking Statements
Certain statements of the Company included in this Schedule 14D-9 that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the sections entitled “Part I - Item 1A. Risk Factors” in the Company’s Annual Report (incorporated herein by reference). These factors include, but are not limited to:  changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the availability of properties to acquire; the Company’s ability to secure resident leases at favorable rental rates; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor, property manager and affiliates.
Item 9. Exhibits.
The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEADFAST APARTMENT REIT, INC.

Date: December 1, 2016	/s/ Rodney F. Emery
Name: Rodney F. Emery
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description

(a)(1)*	Letter to Stockholders of the Company from Rodney F. Emery, Chief Executive Officer and Chairman of the Board of Directors of the Company, dated as of December 1, 2016.

(e)(1)
Excerpts from the Annual Report on Form 10-K for the year ended December 31, 2015 filed by the Company on March 29, 2016 (the information in the Company’s Annual Report on Form 10-K specified in Item 3 and Item 8 and filed as Exhibit (e)(1) hereto is incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2016).

(e)(2)
Excerpts from the Quarterly Report on Form 10-Q for the period ended March 31, 2016 filed by the Company on May 13, 2016 (the information in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2016 specified in Item 3 and filed as Exhibit (e)(2) hereto is incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2016).

(e)(3)
Excerpts from the Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed by the Company on August 12, 2016 (the information in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2016 specified in Item 3 and filed as Exhibit (e)(3) hereto is incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2016).

(e)(4)
Excerpts from the Quarterly Report on Form 10-Q for the period ended September 30, 2016 filed by the Company on November 10, 2016 (the information in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016 specified in Item 3 and filed as Exhibit (e)(4) hereto is incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2016).

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company and filed herewith.

Exhibit (a)(1)

The Board of Directors recommends that you REJECT the Everest REIT Investors Offer and not tender your shares.
December 1, 2016
Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Steadfast Apartment REIT, Inc. (the “Company”) to notify you about an unsolicited tender offer being made for your shares of the Company’s common stock by a third party in what we believe is an opportunistic attempt to purchase your shares at a low share price.

Everest REIT Investors I, LLC and Everest REIT Investors II, LLC (together, “Everest REIT Investors”) have made an unsolicited tender offer to all of our stockholders (the “Everest REIT Investors Offer”). You may have already received Everest REIT Investors’ offer materials and may also have seen information on a Schedule TO filed by Everest REIT Investors with the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 2016. Everest REIT Investors is offering to purchase up to an aggregate of 2,500,000 shares of the Company’s common stock (the “Shares”) at a price of $10.00 per Share in cash.

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the Everest REIT Investors Offer. As a result, the Board: (1) consulted with members of the Company’s management, Steadfast Apartment Advisor, LLC, the Company’s advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Everest REIT Investors Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; and (5) took into account the fact that Everest REIT Investors is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.
The following are the material factors considered by the Board in evaluating the Everest REIT Investors Offer:

(i)
The Board believes that the Everest REIT Investors Offer represents an opportunistic attempt by Everest REIT Investors to purchase the Shares at a low share price and make a profit and, as a result, deprive any Company stockholders who tender their shares of the Company’s common stock of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board notes that because the Company is a non-exchange traded REIT, there is a limited market for the Company’s common stock, and there can be no certainty regarding the long-term value of the Company’s common stock because the value is dependent on a number of factors including: changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the availability of properties to acquire; the Company’s ability to secure resident leases at favorable rental rates; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor, property manager and affiliates.

(ii)
Everest REIT Investors states that the Everest REIT Investors Offer is being made “for investment purposes and with a view to making a profit for itself” and admits that it was “motivated to establish a price which might be acceptable” to the Company’s stockholders. To that end, Everest REIT Investors provides that it arrived at the Everest REIT Investors Offer price by considering, among other things, “the discount to potential liquidation value that is acceptable to [Everest REIT Investors]” and its “desire to set an [o]ffer [p]rice that will be acceptable to some [stockholders] and will also enable [Everest REIT Investors] to make a profit by holding on to the Shares until the [Company] is liquidated.” Further, Everest REIT Investors states that it “determined the [o]ffer [p]rice pursuant to its own analysis” and “did not obtain current independent valuations or appraisals of the [Company’s] assets.” Therefore, Everest REIT Investors acknowledges that the offer price was established based on Everest REIT Investors’ objectives and not based on what is in the best financial interest of you and the other Company stockholders.

(iii)
Everest REIT Investors has engaged an affiliated depositary for the Everest REIT Investors Offer. As a result, there is no independent third party holding funds for Everest REIT Investors for payment of the Everest REIT Investors Offer price that can independently verify that such funds are available for payment, and Everest REIT Investors may have access to the Shares tendered by stockholders before all conditions to the Everest REIT Investors Offer have been satisfied and tendering holders have been paid.

(iv)
There is no guarantee that the Everest REIT Investors Offer can or will be completed as soon as Everest REIT Investors contemplates in its offer. The Everest REIT Investors Offer does not initially expire until December 29, 2016, and this date may be extended by Everest REIT Investors, subject to compliance with applicable securities laws, in its sole discretion.

(v)
Everest REIT Investors expressly reserves the right to amend the terms of the Everest REIT Investors Offer, including by decreasing the $10.00 per share offer price or by changing the number of shares being sought or the type of consideration, at any time before the Everest REIT Investors Offer expires.

Further, on March 24, 2016, the Board determined an estimated value per share of the Company’s common stock of $14.46 as of December 31, 2015 (the “Estimated Value”). The Estimated Value was determined by the Board after independent third-party valuation firm conducted valuation analyses on the Company’s property portfolio plus cash and other assets less liabilities, divided by the number of shares of outstanding common stock, all as of December 31, 2015. The valuation was performed in accordance with Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013. As with any valuation methodology, the methodologies used to determine the Estimated Value were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. For more information on the Estimated Value, see the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2016.
In summary, we believe the Everest REIT Investors Offer represents an attempt by Everest REIT Investors to catch current stockholders of the Company off-guard and acquire the Shares at a low price in order to make a profit and, as a result, deprive the stockholders that tender their shares of the Company’s common stock of the potential long-term value of the Shares. As provided by Everest REIT Investors in the Everest REIT Investors Offer, stockholders who tender their shares of the Company’s common stock will assign their right to receive distributions that are paid after December 29, 2016. Stockholders who tender their shares pursuant to the Everest REIT Investors Offer would thus give up their rights to any distributions after December 29, 2016.
In light of the foregoing factors, the Board recommends that the Company’s stockholders reject the Everest REIT Investors Offer. Each stockholder must independently evaluate whether to tender its shares of the Company’s common stock to Everest REIT Investors pursuant to the Everest REIT Investors Offer. Enclosed is a copy of a Solicitation/Recommendation Statement on Schedule 14D-9, which we filed with the SEC on December 1, 2016 (the “Schedule 14D-9”) in response to the Everest REIT Investors Offer. The Schedule 14D-9 provides additional information for you. Please take the time to read it before making your decision.

The Board understands that you must make your own independent decision whether to tender or refrain from tendering your shares of the Company’s common stock. We strongly urge you to carefully consider all aspects of the Everest REIT Investors Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences and (v) other factors you determine are relevant to your decision. You should carefully review all of the Everest REIT Investors Offer documents sent to you by Everest REIT Investors, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Schedule 14D-9 that the Company filed with the SEC on December 1, 2016, and consult with your own financial, tax and other advisors in evaluating the Everest REIT Investors Offer before deciding whether to tender your shares of the Company’s common stock.
PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.
To accept the Everest REIT Investors Offer, follow the instructions in the Everest REIT Investors Offer materials. To reject the Everest REIT Investors Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your shares pursuant to the Everest REIT Investors Offer, you may withdraw your acceptance of the Everest REIT Investors Offer by notifying Everest REIT Investors at any time prior to the termination of the Everest REIT Investors Offer.
Should you have any questions or need further information about your options, please feel free to contact Steadfast Apartment REIT, Inc., 18100 Von Karman Avenue, Suite 500, Irvine, California 92612, Attention: Investor Services (telephone number: (888) 223-9951).

Sincerely,

/s/ Rodney F. Emery
Name: Rodney F. Emery
Title: Chief Executive Officer and Chairman of the Board

Cautionary Note Regarding Forward-Looking Statements
Certain statements of the Company included in this letter that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, the risk factors provided in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These factors include, but are not limited to:  changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the availability of properties to acquire; the Company’s ability to secure resident leases at favorable rental rates; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor, property manager and affiliates.